SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2006 JUL 10 P 4: 47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

6 July 2006

06015026

SUPPL

PROCESSED

JUL 13 2006

THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

dlw 7/11

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

SembCorp Industries

SembUtilities acquires 40% interest in Fujairah Independent Water and Power Plant in UAE

Singapore, 5 July 2006 – SembCorp Industries (SembCorp) is pleased to announce that its wholly-owned subsidiary, SembCorp Utilities (SembUtilities), has entered into a joint venture with the Abu Dhabi Water and Electricity Authority (ADWEA) to acquire the Fujairah-based Independent Water and Power Plant (IWPP). The joint venture company, Emirates SembCorp Water & Power Company is 60 per cent owned by ADWEA through its subsidiary Taqa and 40 per cent owned by SembUtilities through its subsidiary SembCorp Gulf Holding Co.

The project involves the acquisition of the existing Fujairah power and water facility which has a net generation capacity of 535 megawatts and desalination capacity of 100 million imperial gallons per day (MIGD) and an expansion of the generation capacity of the facility by a further 225 megawatts. The new-build expansion is expected to be operational in the first quarter of 2009.

The electricity and water output from the facility will be sold to the Abu Dhabi Water and Electricity Company (ADWEC) under a 22-year Power and Water Purchase Agreement (PWPA). The plant will be operated and maintained by SembCorp Gulf O&M Co Ltd, a wholly owned subsidiary of SembUtilities, under a long-term operation and maintenance contract for the entire term of the PWPA.

Mr Tang Kin Fei, Group President & CEO of SembCorp, said: "We are pleased to have been selected by ADWEA to be its partner in the Fujairah IWPP. This success is recognition of our strong operating track record and reflects our ability to capitalise on our technical expertise in managing power and water facilities. Our partner ADWEA has an established track record in power and water projects and we look forward to working closely with them on this project."

SembUtilities' participation in the project follows a competitive bidding process that began in July 2005 and which involved other global utilities players companies.

Mr Tang added further: "This acquisition is a major milestone for SembCorp. It is our first power and water investment in the Middle East as well as our largest utilities investment overseas to-date. The project is in line with our strategy to focus on businesses that provide stable and recurring income. It also gains us entry into the booming economies in the UAE and enables us to start a base from which to grow our integrated utilities business in Abu Dhabi and the Gulf region."

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group in Asia. The Group provides integrated utilities and energy to industrial customers in Singapore, the United Kingdom and the region. It is also a leading global marine and offshore engineering group.

SembCorp Industries has total assets exceeding S$7 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

About SembCorp Utilities

SembUtilities is a leading industrial utilities and site services provider offering process industry MNCs a range of fully integrated industrial site services, including natural gas, power, steam, cooling water, high grade industrial water, wastewater treatment and chemical waste incineration.

SembUtilities has facilities serving chemical hubs in Singapore and the United Kingdom, and its coverage expands to countries such as China and Vietnam. Total generation capacity exceeds 2,400 megawatts. In 2005, overseas operations contributed 40 per cent to the company's earnings.